Contact

steveparis09@gmail.com

www.linkedin.com/in/steve-paris (LinkedIn)

Top Skills

Strategy

Revenue & Profit Growth

Cross-functional Team Leadership

Certifications

Certified Digital Marketing Professional

Steve Paris

Senior Leader, Founder, Customer Success, Marketing, Sales, Client Services, Growth Driver

Nashville Metropolitan Area

Summary

A resilient senior leader, I connect People, Ideas and Solutions to create winning go-to-market strategies that build new businesses and turn around underperforming operations, growing revenue and profit.

My foundation of classical marketing, leadership and strategy training at General Mills was followed by a range of business development, management and sales leadership experiences.

Throughout, I have been recognized for quickly stabilizing and growing businesses by developing talent and teams that overdeliver in dynamic environments including startups. Noted for:

STRATEGY AND EXECUTION
Rallied stakeholders to new vision, saving startup from bankruptcy, stabilizing business, and driving new investment.

KEY ACCOUNT EXPANSION
Drove double-digit strategic account growth through relationship building and need identification, data-driven marketing, category planning, and advanced analytics.

LARGE CONTRACT NEGOTIATION
Negotiated multiple seven-figure, enterprise-level contracts and renewals with retail clients, including over $15M in annual CPG media and digital promotions and $500K individual annual SaaS licenses.

CREATIVE PROBLEM SOLVING
Adapted go-to-market strategy to penetrate mid-market, winning new clients and creating a multimillion-dollar business group. And driving double digit contributions to parent organizations.

PEOPLE LEADERSHIP

An approach underpinned by a focus on the intersection between people and profits, helping to build the trust and team unity necessary to deliver outsized results.

STRENGTHSCOPE SIGNIFICANT SEVEN STRENGTHS

Common Sense, Decisiveness, Enthusiasm, Leading, Optimism, Persuasiveness, Resilience

LET’S CONNECT

If you have a business idea or challenge, I would love to hear from you: steve.paris@escalatorgroup.com

Experience

Fan Owned Club
Co-Founder
March 2019 - Present (4 years 7 months)
Greater Nashville Area, TN

Fan experiences are common, but it is rare to see the inner workings of the teams we follow. Fan Owned Club gives Fan Owners the opportunity to get a boardroom view of a European football (soccer) club for less than the cost of season tickets. Our first club is FC Pinzgau Saalfelden, in Austria's third division with a second club coming soon.

Join us us at https://fcps.at/ or https://fanownedclub.com/ Onward!

Quotient Technology Inc.
Senior Sales Director
March 2021 - April 2022 (1 year 2 months)

Quotient is the leading digital media and promotions technology company that creates cohesive omnichannel brand-building and sales-driving opportunities to deliver valuable outcomes for advertisers, retailers and consumers. The Quotient platform is powered by exclusive consumer spending data, location intelligence and purchase intent data to reach millions of shoppers daily and deliver measurable, incremental sales.

Quotient partners with leading advertisers and retailers, including Clorox, Procter & Gamble, General Mills, Unilever, Albertsons Companies, CVS, Dollar General and Peapod Digital Labs, a company of Ahold Delhaize USA.

Aimia Inc

8 years 6 months

Senior Vice President, Aimia Kantar Insights

May 2012 - May 2019 (7 years 1 month)

Greater Nashville Area, TN

Founded Aimia Kantar Insights joint venture with Kantar Consulting, growing it from an idea to a thriving business with consistent revenue and profit growth. Sold, serviced and renewed, multiyear, enterprise level SaaS contracts with BJ's Wholesale Club and Wegmans. Recruited and led a team regularly recognized for excellence, including sales, account management and analytics. Regular interaction at all levels of client organizations up to C-Suite for well known retailers and CPGs.

Senior Vice President, CVS Health Team Lead

December 2010 - May 2012 (1 year 6 months)

Providence, Rhode Island Area

Turned around the divisions #2 global priority account as General Manager of CVS Health, converting engagement to a long term contract with seven figure revenue growth in year one. Member of global leadership team reporting directly to the Global President.

EYC - Now Symphony EYC, a Symphony Retail Solutions business

Senior Vice President

April 2009 - December 2010 (1 year 9 months)

Greater Minneapolis-St. Paul Area

Led regional office for loyalty analytics and retail consultancy including the development and implementation of customer centric analysis and decision tools across retail operations including customer segmentations, assortment, circular planning, pricing, promotion and targeted marketing at SUPERVALU. Member of the international leadership team reporting directly to the CEO.

General Mills

8 years

Senior Marketing Manager, New Product Innovation

2007 - 2009 (2 years)

Greater Minneapolis-St. Paul Area;

Led new product strategy from blue sky to commercialization for business unit including delivering 171% of plan for a new brand launch, growing existing business baseline sales by 14% and driving over $2M in costs savings with a disciplined focus on consumer value drivers.

Regional Marketing Manager - Russia Region - Cereal Partners Worldwide

2006 - 2007 (1 year)

Moscow, Russia

Led all marketing activities across a seven brand portfolio in Russia, Ukraine, Belarus and Kazakhstan
including advertising, consumer promotions, consumer research and new product development while preparing the team for local leadership. Key member of Region leadership team nominated for 12 global awards, winner of two.

General Manager, Medallion Labs (cross-functional R&D assignment)

2005 - 2006 (1 year)

Greater Minneapolis-St. Paul Area

Turned around slumping business unit, driving record contribution of +27% and developing a long term strategy that delivered years of double-digit growth. Restored a once proud culture by establishing a compelling vision and focused on both team and individual development.

Medallion Labs enables better, faster, cheaper innovation and quality control for General Mills through expanded R&D capabilities.

Associate Marketing Manager

2001 - 2005 (4 years)

Greater Minneapolis-St. Paul Area

Progressive assignments across multiple brands and retail channels including the turnaround of the iconic Fruit Roll-Ups brand, delivering 18% baseline growth after six years of decline and kick-starting stalled Honey Nut Cheerios momentum by delivering the highest scoring advertising in brand history.

Education

Washington University in St. Louis - Olin Business School

Master of Business Administration - MBA, Marketing

Isenberg School of Management, UMass Amherst

Bachelor of Science - BS, Sport Management